Filed by Warner Bros. Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Bros. Discovery, Inc.

Commission File No.: 001-34177

Date: January 7, 2026

WBD – Sam di Piazza CNBC Squawk Box – David Faber Interview Transcript 1.7.26

DAVID FABER: Sam di Piazza, the Chairman of Warner Brothers. He joined me on the first time we got a 14D-9 from the company explaining its thinking as to why it was sticking with the Netflix deal. You join me again, and I very much appreciate it. Thank you.

SAM DI PIAZZA: Thank you for having us.

DAVID FABER: All right. Let’s get into it. What this time, Paramount addressed a lot of what you and I discussed the last time you were sitting here, namely, the lack of a personal guarantee from Larry Ellison. But you seem to have, at least in their opinion, come up with any number of other objections. What at the heart of them is the case here for beat that you’re making as to why you continue to reject Paramount’s offer?

SAM DI PIAZZA: Well again, thank you for having us here. Let’s start with the fact that we have a signed merger agreement with Netflix. It’s a compelling value, a clear path to closing and protections for our shareholders, if something stops the close, whatever that might be. Yes, Larry Ellison stepped up to the table, and the Board recognizes what he did, and that was a major change in their position. But you asked me the question, when we were together before, what if Larry Ellison guarantees the debt, increases his price, what are you going to do? Well, and I think I answered the question this way. The equity was critically important. But there were other matters, not just the break fee, the 2.8 billion that we’re going to incur, but the operating opportunities, the refinancings that we have to do, there were significant other awkward, other issues that we were going to have to deal with, and ultimately, he didn’t raise the price. So in our perspective, Netflix continues to be the superior offer, a clear path to closing, and we believe protection for our shareholders. We all know. And I think I also said it that day, the deal is great. Closing is better.

DAVID FABER: Closing is better. There’s no doubt. And there are plenty of people, though, who believe that Netflix may be in a more difficult position to close, Sam, than is Paramount, in part because of objections of European regulators. You clearly don’t believe that to be the case. Why not?

SAM DI PIAZZA: I think we continue to believe that both of these deals have a path to be approved by the DOJ, by courts, by Europe, by the UK, by LATAM, they both, and I think the word I used last time was that we were highly confident that they could get approved. We also understand that both of these deals could have challenges. You’re merging studios, you’re going to have a huge linear business in the PSKY transaction that will dominate distributors, and you’ve got streaming being combined. So the board’s job is to look and say, can these things get done? And if they don’t get done, what happens? And because a lot of these deals find regulatory challenge, and we think it can get done, but we have to be prepared for what happens if it doesn’t.

DAVID FABER: That gets back to your some of your objections here, in terms of what you say are the liabilities that will be taken on by the company that is Warner Brothers, and if, in fact, the Paramount deal didn’t happen, would reduce the reverse break fee to a point where it’s not worth it.

SAM DI PIAZZA: David, in the large majority of cases, when an overbidder comes in, they take that break fee and pay it.

DAVID FABER: Why didn’t they make it clear? Have you asked them to make it clear in terms of the $2.8 billion.

SAM DI PIAZZA: We’re not in dialog with them.

DAVID FABER: Have you spoken to David Ellison at all, of late.

SAM DI PIAZZA: You understand this probably better than anybody. There’s serious restrictions in conversation. We have a signed deal with Netflix.

DAVID FABER: But if you were to believe it could lead to a superior proposal, it doesn’t even need to be superior.

SAM DI PIAZZA: We have to start the process.

DAVID FABER: And you’ve chosen not to.

SAM DI PIAZZA: But we haven’t decided that it would lead to a superior. They had that opportunity in the seventh proposal, the eighth proposal, and they haven’t done it. And so from our perspective, they’ve got to put something on the table that is compelling and is superior.

DAVID FABER: What I do wonder and Andrew raised this earlier with the new objection, Sam, that you’re focusing on the idea of just the leverage of the combined company that is Paramount Warner Brothers, and the fact that at least, as you guys say, sometimes you see that risk inherent in an LBO structure, exacerbated by the amount of debt and the fact that sometimes financing sources can go away on you, that wouldn’t seem to go away as an objection, regardless of how high they raise the price. In fact, I would argue it could be a larger objection, given the leverage ratio will only go up. So aren’t you kind of saying you’ve got no chance here Paramount?

SAM DI PIAZZA: No, no, there are paths. But let’s start with we have a compelling offer from Netflix that is a $400 billion investment grade company, and with a clear record setting termination fee now.

DAVID FABER: I get all that, but what are these paths that you’re discussing, then, if you continue to say, well, leveraged buyouts are risky in their nature?

SAM DI PIAZZA: I’m not going to do their deal for them. And in fact, we have a deal with Netflix, but the questions that they have to deal with is, how can they give us certainty that they will close.

DAVID FABER: They haven’t done that with a personal guarantee from Larry Ellison?

SAM DI PIAZZA: That gets the equity to the table. But the entire sector is under stress. And remember, we’re 18 months, 15 to 18 months, in closing. Financial markets can change. The market conditions generally can change. And the media business, particularly the linear business, is under stress. So what happens if, at that point, they decide, you know, we’re just not going to close.

DAVID FABER: Well, that doesn’t really happen. I mean, you’re talking about Wells Fargo and other major banks here, and Larry Ellison, one of the richest men in the world. I don’t understand exactly why the sport, there are those who would say, you guys now are just trying to figure something out here that you can continue to reject and that’s fine.

SAM DI PIAZZA: That’s unfortunate, because that’s not the case. We would be very open to do a transaction with Paramount. Adequacy of equity backed by Larry Ellison.

DAVID FABER: You got that.

SAM DI PIAZZA: We’ve got at $30, which is really not $30, because we’ve got at least $4.8 billion of cost we’re going to incur that we will eat if they don’t close.

DAVID FABER: Yeah, but I mean, $27.75 is not even $27.75 anymore from Netflix. It’s about $27.40 and then we add in the value of Global Networks, once again, the board has not given its shareholders any sense as to how you view the Global Networks spin off. My parent company is now public Versant. It hasn’t gone well the last two days. I’m sure you just heard me discussing this with the guys, Global Networks is not worth much of anything if you assume a Versant multiple. What gives you the confidence that it’s going to even equal anything that would equal the Paramount deal when added to that $27.40 from Netflix?

SAM DI PIAZZA: Well, with all due respect to CNBC and all due respect to Versant which are both great brands and great companies, and Versant is going through the natural transition from a cable dominated shareholder base to a new shareholder base. Discovery Global is different. It has a lot more scale.

DAVID FABER: It has a lot more debt too Sam.

SAM DI PIAZZA: It does have a lot of debt, but a lot of that debt can be discounted and bought back. There is long tenure debt. It has more cash flow. It is a different company. Now, what’s it worth? The market is going to have to tell us that, David.

DAVID FABER: They are but why aren’t you guys telling us?

SAM DI PIAZZA: We will have to eventually address that. But I think at this point, our view is it is sufficient to make the Netflix deal superior considering the risk of the Paramount deal.

DAVID FABER: Your shareholders are going to obviously have a chance to make that decision based on the shareholder vote. Still late spring, early summer?

SAM DI PIAZZA: That’s our projections. Late spring, early summer.

DAVID FABER: Your shareholder base has changed significantly. I talked to one of now, what is your largest shareholders, Pentwater. They own about 50 million shares, seventh largest holder. They think the Paramount deal is a better deal, and I can’t imagine that there aren’t others who agree with them, in the sense of just a value perspective, and the fact that, at least at Pentwater, they believe that the antitrust investigation in Europe is going to be very problematic for Netflix. Aren’t you concerned that you’re going to have a lot more shareholders like that, given the change that’s taken place in your shareholder base in the last couple of months?

SAM DI PIAZZA: The shareholder base has changed, but not as dramatically as you’re suggesting yet. And so there are a lot of Arbs and others that have entered into the stock, but a lot of our longs have stayed with us, and the indexes have stayed with us. And so in our view, we have to make that case, and that’s what this 14D-9 is about. What transaction, we got a signed deal with an investment grade $400 billion company. $27.75, large majority in cash, with a path to closing and a $5.8 billion break fee that frankly has no challenge against it, and we have to compare that to an acquisition that is highly levered, that is a much smaller company that basically operates below investment grade today. Amazing step by Larry Ellison to guarantee but we then have to look at what will happen to our company over the next 18 months. We can’t do affiliate agreements the way we did before. We can’t refinance our debt. We have a bridge loan, junior lien loans, there’s billions of dollars of risk there, and they have reasons for their limiting us, and we respect them because they’re levered. Netflix doesn’t have that problem. Each of these transactions, in one case, the operating issues, you have problems on the PSKY, you don’t have it on Netflix. The financing issues, problems on the PSKY, not on Netflix. So our view is –

DAVID FABER: You’ve made that point. You make it again. Obviously shareholders will read it. And finally, real quickly, I mean, to those who just say you just won’t do a Paramount deal, you just, you just won’t do it. You don’t like them. It has nothing to do with economics. You say –

SAM DI PIAZZA: That’s not, nothing further from the truth, we have talked to them now since September. We’ve given them lots of input on what they needed to do to change. At the last minute, they went to $30 and then it was after the last minute that they guaranteed it.

DAVID FABER: I know we talked about it. But you haven’t talked to them since obviously?

SAM DI PIAZZA: We cannot talk to them.

DAVID FABER: Sam, thank you for being here and again, giving us some sense as to the rejection as well. I don’t know whether we’ll be doing this again, but I certainly hope –

SAM DI PIAZZA: Yeah I think it’s going to become a habit.

DAVID FABER: Maybe, but I enjoy it, and I appreciate you. Thank you. Sam di Piazza, the Chairman of Warner Brothers.

Important Information about the Tender Offer and Where to Find It

WBD has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer (the “tender offer”) by a subsidiary of Paramount Skydance Corporation (“PSKY”) with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION /RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings by WBD, without charge, at the SEC’s website, https://www.sec.gov. In addition, free copies of documents filed with the SEC by WBD will be made available free of charge on WBD’s investor relations website at https://ir.wbd.com.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix, constitute forward-looking statements. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, statements about the tender offer and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (3) the risk that WBD stockholders may not approve the proposed transaction; (4) the risk that the necessary regulatory approvals for the proposed transaction may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the separation could cause a reduction to the consideration for the proposed transaction; (7) risks related to potential litigation brought in connection with the proposed transaction; (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected; (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and their businesses, operations, financial conditions and the industries in which they operate; (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (11) failure to realize the benefits expected from the proposed transaction; (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD and Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock; (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock; (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction, and on the other conditions to the completion of the proposed transaction; (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (21) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations; (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all; (23) uncertainties as to how many WBD stockholders will tender their shares in the tender offer; (24) the conditions to the completion of the tender offer, including the receipt of any required stockholder and regulatory approvals; (25) PSKY’s ability to finance the tender offer and the indebtedness PSKY expects to incur in connection with the tender offer; (26) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate PSKY’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the tender offer; and (27) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the separation. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.